May 8, 2007

Mail Stop 4561

Hong Zhao, President
YaFarm Technologies, Inc.
197 Route 18 South
Suite 3000, PMB 4157
East Brunswick, NJ 08816

> **Re: YaFarm Technologies, Inc.**
> **Registration Statement on Form SB-2, as amended**
> **Filed April 4, 2007**
> **File No. 333-140764**

Dear Ms. Zhao:

   We have reviewed your filing and have the following comments. We did not review your financial statements and related disclosure. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2
Risk Factors, page 3

1. Please ensure that each risk factor heading identifies a material risk and that the corresponding disclosure is tailored to Yafarm or this particular offering. For

example, consider whether you are materially dependent upon the services of third party contractors.

Selling Security Holders, page 11

2. Please disclose the material terms of the transactions in which the selling security holders acquired the shares now being offered. Such disclosure should include the dates of the transactions and the terms thereof including the price paid. See Item 507 of Regulation S-B.

3. Please disclose whether or not any of the selling security holders are affiliated with registered broker-dealers. We hay have further comments.

4. Here and in the section captioned "Security Ownership of Certain Beneficial Owners and Management," please identify the natural persons who exercise voting and/or dispositive power over the securities held by CH Capital, LLC and The Lebrecht Group APLC. See CF Telephone Interpretation I. 60, Interpretation 4S of the Regulation S-K portion of the March 1999 Supplement, and Rule 13d-3 of the Securities Exchange Act of 1934.

5. You indicate that your majority owner is Columbia China Capital Group, which is located in East Brunswick, New Jersey. Our research indicates that there is an U.S. and China-based boutique investment firm with the same name located on Park Avenue in New York City, New York. Please clarify whether your majority owner is the same as this investment firm.

Plan of Distribution, page 13

6. You disclose legal fees of $20,000 associated with this filing. However, you also disclose that The Lebrecht Group, APLAC received 500,000 shares (5% of the company) for serving as legal counsel in connection with this offering. Please advise.

Description of Business, page 17
Company Overview, page 17

7. Please discuss the business background of YaFarm Group, LLC for the past three years. As part of your discussion, disclose the material terms associated with the

reverse acquisition including the principal parties involved, including any third parties, the consideration, business purpose, etc. See Item 101(a) of Regulation S-B.

8. Please include the address of your website as suggested by Item 101(c)(3) of Regulation S-B.

9. Please move the discussion in the final paragraph of this section to the beginning and include all pertinent information regarding the transactions, such as the price per share, the terms, the dates, etc.

10. You disclose that you design and host websites for customers and that your design of such sites is being contracted out to persons in the Peoples Republic of China. You do not disclose who supplies the servers that support the websites that you host and where they are located. In regard to the third-party web hosting vendors, please expand your discussion to disclose the nature of your relationship with these concerns, and whether it is governed by signed agreements or some other form of agreement. If pursuant to any written forms of agreement, these must be filed as exhibits.

Management's Discussion and Analysis or Plan of Operation, page 20

11. Please either remove the references to the safe harbor provisions of Section 27A of the Securities Act of 1933 or of Section 21E of the Securities Exchange Act of 1934 or make it clear that they are not available to you each time you reference them. These provisions are not available to companies not subject to the reporting requirements of Sections 13(a) or 15(d) of that Act. Once you become reporting, please note that the provisions are not available to companies whose stock is classified as "penny stock" under the Commission's rules.

12. Please expand your introduction to provide insight into the material opportunities, challenges and risks, such as those presented by material trends or uncertainties on which Yafarm's executives are focused upon for the short-term and long-term. For example, you may want to discuss your dependence upon independent contractors or pricing pressures that you face. See Release No. 33-8350.

13. Please provide an analysis of material changes in your results of operations and liquidity. Currently, you recite line items from your financial statements without providing any insight into your business or industry.

14. With respect to liquidity, please address your cash requirements on both a short-term and long-term basis. See Item 303 of Regulation S-B. As part of this discussion, please address the historical use of stock issuances as a form of liquidity.

15. Please disclose the cost to the company of contracting out the hosting of websites as opposed to having in-house capacity to do so.

16. Please disclose the estimated cost to YaFarm of being a publicly registered company and how you intend to pay for these expenses.

17. Please explain the loan from a current shareholder for $16,099. In this regard, we note that there is no mention of this loan in the Certain Relationships and Related Transactions section. Please revise the disclosure in that section to address the identity of the lender, the terms of the loan, and whether it was on terms that were at least as favorable to YaFarm as they would have been with an unrelated third party. Please see Item 404(a) of Regulation S-B in this regard.

Certain Relationships and Related Transactions, page 23

18. Please also disclose whether or not YaFarm has an established policy regarding such related transactions as the above.

Executive Compensation, page 24

19. Please disclose in a narrative fashion whatever plans YaFarm has for executive compensation in the year ended December 31, 2007. Your attention is directed to Item 402 of Regulation S-B.

Available Information, page 25

20. The Commission's current address is 100 F Street, NE, Washington, DC 20549 and the public reading rooms in the Regions were closed in light of EDGAR. Please revise this section to reflect the current status.

Recent Sales of Unregistered Securities, page II-1

21. Please ensure that you have disclosed all issuances of unregistered securities for YaFarm Group for the past three years. See Item 701 of Regulation S-B.

22. Please clarify whether your Rule 504 offering was a private or public 504 offering and the facts that made this exemption available.

Undertakings, page II-2

23. The appropriate undertaking required by Item 512(g) of Regulation S-B should be included.

Signatures

24. As requested in comment 2 of our letter dated April 4, 2007, please ensure that your registration statement is signed by the person acting in the capacity of your controller or principal accounting officer. See Section 6 of the Securities Act and instructions to signatures to Form SB-2.

Exhibits

25. Please file an updated legality opinion.

****

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Hugh Fuller at (202) 551-3853 or me at (202) 551-3730 with any other questions.

Sincerely,

Barbara C. Jacobs
Assistant Director

CC: Brian A. Lebrecht
       The Lebrecht Group, APLC
       406 W. South Jordan Parkway, Suite 160
       South Jordan, UT 84095
       Facsimile Number: (801) 983-4958